SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

McLaren Performance Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

581759 10 7

(CUSIP Number)

Wiley R. McCoy

McLaren Performance Technologies, Inc.

32233 West Eight Mile Road

Livonia, MI 48152

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 581759 10 7

1	Name of Reporting Persons IRS Identification Nos. of above persons (entities only) Nicholas P. Bartolini

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 93,745 (1) 8 Shared Voting Power 9 Sole Dispositive Power 93,745 (1) 10 Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 93,745 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13	Percent of Class Represented by Amount in Row (11) less than 1%

14	Type of Reporting Person IN

(1) Includes 67,750 shares underlying currently exercisable stock options.

CUSIP No.: 581759 10 7

1	Name of Reporting Persons IRS Identification Nos. of above persons (entities only) Donna Cohen

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 8 Shared Voting Power 729,906 (1) 9 Sole Dispositive Power 10 Shared Dispositive Power 729,906 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 729,906 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13	Percent of Class Represented by Amount in Row (11) 5.6%

14	Type of Reporting Person IN

(1) Includes 10,000 shares and 490,500 shares underlying currently exercisable stock options held by Donna Cohen’s husband Larry Cohen. Donna Cohen disclaims beneficial ownership of such 500,500 shares.

CUSIP No.: 581759 10 7

1	Name of Reporting Persons IRS Identification Nos. of above persons (entities only) Lawrence Cohen

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 8 Shared Voting Power 729,906 (1) 9 Sole Dispositive Power 10 Shared Dispositive Power 729,906 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 729,906 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13	Percent of Class Represented by Amount in Row (11) 5.6%

14	Type of Reporting Person IN

(1) Includes 490,500 shares underlying currently exercisable stock options held by Lawrence Cohen and includes 229,406 shares held by Lawrence Cohen’s wife Donna Cohen. Lawrence Cohen disclaims beneficial ownership of such 229,406 shares.

CUSIP No.: 581759 10 7

1	Name of Reporting Persons IRS Identification Nos. of above persons (entities only) Stephen D. Davis

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 254,400 (1) 8 Shared Voting Power 9 Sole Dispositive Power 254,400 (1) 10 Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 254,400 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IN

(1) Represents 254,400 shares underlying currently exercisable stock options.

CUSIP No.: 581759 10 7

1	Name of Reporting Persons IRS Identification Nos. of above persons (entities only) Susan K. Harris Living Trust Dated March 6, 1998

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 8 Shared Voting Power 1,306,956 (1) 9 Sole Dispositive Power 10 Shared Dispositive Power 1,306,956 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,306,956 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13	Percent of Class Represented by Amount in Row (11) 10.8%

14	Type of Reporting Person OO – Trust

(1) Includes 1,047,826 shares held by the Hayden H. Harris Living Trust Dated March 6, 1998 and 35,400 shares underlying currently exercisable warrants held by Hayden H. Harris, the husband of Susan K. Harris. Susan K. Harris disclaims beneficial ownership of such 1,083,226 shares.

CUSIP No.: 581759 10 7

1	Name of Reporting Persons IRS Identification Nos. of above persons (entities only) Hayden H. Harris Living Trust Dated March 6, 1998

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 8 Shared Voting Power 1,306,956 (1) 9 Sole Dispositive Power 10 Shared Dispositive Power 1,306,956 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,306,956 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13	Percent of Class Represented by Amount in Row (11) 10.8%

14	Type of Reporting Person OO – Trust

(1) Includes 35,400 shares underlying currently exercisable warrants held by Hayden H. Harris and includes 223,730 held by the Susan K. Harris Living Trust dated March 6, 1998. Susan K.

Harris is the wife of Hayden H. Harris. Hayden H. Harris disclaims beneficial ownership of such 223,730 shares.

CUSIP No.: 581759 10 7

1	Name of Reporting Persons IRS Identification Nos. of above persons (entities only) David D. Jones

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 104,288 (1) 8 Shared Voting Power 9 Sole Dispositive Power 104,288 (1) 10 Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 104,288 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IN

(1) Includes 67,000 shares underlying currently exercisable stock options held by David Jones.

CUSIP No.: 581759 10 7

1	Name of Reporting Persons IRS Identification Nos. of above persons (entities only) Nancy McCoy

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 8 Shared Voting Power 145,500 (1) 9 Sole Dispositive Power 10 Shared Dispositive Power 145,500 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 145,500 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IN

(1) Includes 76,250 shares and 67,500 shares underlying currently exercisable warrants held by Nancy McCoy’s husband Wiley R. McCoy. Nancy McCoy disclaims beneficial ownership of such 143,750 shares.

CUSIP No.: 581759 10 7

1	Name of Reporting Persons IRS Identification Nos. of above persons (entities only) Wiley R. McCoy

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 8 Shared Voting Power 145,500 (1) 9 Sole Dispositive Power 10 Shared Dispositive Power 145,500 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 145,500 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IN

(1) Includes 67,500 shares underlying currently exercisable stock options held by Wiley R. McCoy and includes 1,750 shares held by Wiley R. McCoy’s wife Nancy McCoy. Wiley R. McCoy disclaims beneficial ownership of such 1,750 shares.

CUSIP No.: 581759 10 7

1	Name of Reporting Persons IRS Identification Nos. of above persons (entities only) Geoffrey C. Owen

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 20,000 (1) 8 Shared Voting Power 9 Sole Dispositive Power 20,000 (1) 10 Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IN

(1) Represents 20,000 share underlying currently exercisable stock options held by Geoffrey C. Owen.

CUSIP No.: 581759 10 7

1	Name of Reporting Persons IRS Identification Nos. of above persons (entities only) Chris J. Panzl

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 130,000 (1) 8 Shared Voting Power 9 Sole Dispositive Power 130,000 (1) 10 Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 130,000 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IN

(1) Represents 130,000 shares underlying currently exercisable stock options held by Chris J. Panzl.

CUSIP No.: 581759 10 7

1	Name of Reporting Persons IRS Identification Nos. of above persons (entities only) Anne T. Sinclair

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 8 Shared Voting Power 117,000 (1) 9 Sole Dispositive Power 10 Shared Dispositive Power 117,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 117,000 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IN

(1) Includes 4,000 shares held jointly with Anne T. Sinclair’s husband Robert Sinclair. Also includes 10,000 shares held by Robert Sinclair, and 67,500 shares underlying currently exercisable stock options held by Robert Sinclair. Anne T. Sinclair disclaims beneficial ownership of such 77,500 shares.

CUSIP No.: 581759 10 7

1	Name of Reporting Persons IRS Identification Nos. of above persons (entities only) Robert J. Sinclair

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 8 Shared Voting Power 117,000 (1) 9 Sole Dispositive Power 10 Shared Dispositive Power 117,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 117,000 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IN

(1) Includes 4,000 shares held jointly with Robert Sinclair’s wife Anne T. Sinclair. Also includes 67,500 shares underlying currently exercisable stock options held by Robert Sinclair.

CUSIP No.: 581759 10 7

1	Name of Reporting Persons IRS Identification Nos. of above persons (entities only) Amherst H. Turner

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 651,724 (1) 8 Shared Voting Power 9 Sole Dispositive Power 651,724 (1) 10 Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 651,724 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

13	Percent of Class Represented by Amount in Row (11) 5.4%

14	Type of Reporting Person IN

(1) Represents (a) 510,204 shares and 51,020 shares underlying currently exercisable warrants held by Amherst Fund LLC, which is managed by Amherst H. Turner, and of which Amherst H. Turner has sole voting power and investment power; (b) 25,000 shares, 37,500 shares underlying currently exercisable warrants held directly by Amherst H. Turner; and (c) 28,000 shares underlying currently exercisable stock options held by Amherst H. Turner.

CUSIP No.: 581759 10 7

1	Name of Reporting Persons IRS Identification Nos. of above persons (entities only) Amherst Fund LLC

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 8 Shared Voting Power 651,724 (1) 9 Sole Dispositive Power 10 Shared Dispositive Power 651,724 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 651,724 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

13	Percent of Class Represented by Amount in Row (11) 5.4%

14	Type of Reporting Person OO – Limited Liability Company

(1) Represents (a) 510,204 shares and 51,020 shares underlying currently exercisable warrants held by Amherst Fund LLC, which is managed by Amherst H. Turner, and of which Amherst H. Turner has sole voting power and investment power; (b) 25,000 shares, 37,500 shares underlying currently exercisable warrants held directly by Amherst H. Turner; and (c) 28,000 shares underlying currently exercisable stock options held by Amherst H. Turner.

CUSIP No.: 581759 10 7

1	Name of Reporting Persons IRS Identification Nos. of above persons (entities only) EMM McLaren Investment Company, L.L.C.

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 477,041 (1) 8 Shared Voting Power 9 Sole Dispositive Power 477,041 (1) 10 Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 477,041 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13	Percent of Class Represented by Amount in Row (11) 3.9%

14	Type of Reporting Person

OO – Limited Liability Company

(1) Includes 43,367 shares underlying warrants currently exercisable by EMM McLaren Investment Company, L.L.C.

CUSIP No.: 581759 10 7

1	Name of Reporting Persons IRS Identification Nos. of above persons (entities only) Gary Custer

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 67,272 8 Shared Voting Power 9 Sole Dispositive Power 67,272 10 Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,272

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IN

CUSIP No.: 581759 10 7

1	Name of Reporting Persons IRS Identification Nos. of above persons (entities only) Gary St. Denis

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 194,988 8 Shared Voting Power 9 Sole Dispositive Power 194,988 10 Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 194,988

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IN

This Schedule 13D is being filed jointly by Nicholas P. Bartolini, Lawrence Cohen, Donna Cohen, Stephen D. Davis, the Hayden H. Harris Living Trust dated March 6, 1998, the Susan K. Harris Living Trust dated March 6, 1998, David D. Jones, Amherst H. Turner, Wiley R. McCoy, Nancy McCoy, Anne T. Sinclair, Robert J. Sinclair, Chris J. Panzl, Geoffrey C. Owen, Amherst Fund LLC, EMM McLaren Investment Company, L.L.C., Gary Custer, and Gary St. Denis (collectively, the “Reporting Persons,” and each, a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“SEC”) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). Each of the Reporting Persons may be deemed to be holding their shares of Common Stock of the Company with the purpose (together with the other Reporting Persons) of acting in concert with regard to the transactions described in Item 4; accordingly, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)-3 and 13(d)-5 of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement. Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock (as defined below) beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.0001 par value, (the “Common Stock”), of McLaren Performance Technologies, Inc. (sometimes referred to herein as the “Issuer”).

The principal executive offices of the Issuer are located at 32233 West Eight Mile Road, Livonia, MI 48152.

Item 2. Identity and Background

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k) under the Act.

Nicholas Bartolini, a United States citizen, is a Director of the Company. Mr. Bartolini is retired. His address is 1926 Santa Barbara Street, Santa Barbara, CA 93101-1057.

Lawrence Cohen, a United States citizen, is a Director of the Company. Mr. Cohen is an investor and his address is 3311 NE 26th Avenue, Lighthouse Point, FL 33064. His wife is Donna Cohen.

Donna Cohen, a United States citizen, is retired. Mrs. Cohen’s address is 3311 NE 26th Avenue, Lighthouse Point, FL 33064. Her husband is Lawrence Cohen.

Stephen D. Davis, a United States citizen, is a Director and Vice Chairman of the Company. Mr. Davis is retired and his address is 5055 Quincy Court, Saline, MI 48176.

Hayden H. Harris, a United States citizen, is a Director and Chairman of the Company. Mr. Harris is the President of EDM, Inc. and his principal business address is425 N. Main, Ann Arbor, MI 48104. His wife is Susan K. Harris, the trustee of the Susan K. Harris Living Trust dated March 6, 1998. Mr. Harris is the sole trustee of the Hayden H. Harris Living Trust dated March 6, 1998. The trust is organized and governed by the laws of the State of Michigan. The trust was formed to hold title to and control the disposition of assets placed in the trust by its grantor, Mr. Harris, from time to time, and to facilitate estate management activities of Mr. Harris. The principal business address of the trust is 13875 Waters Road, Chelsea, MI 48118.

Susan K. Harris, a United States citizen, is retired. Her husband is Hayden H. Harris. Mrs. Harris is the sole trustee of the Susan K. Harris Living Trust dated March 6, 1998. The trust is organized and governed by the laws of the State of Michigan. The trust was formed to hold title to and control the disposition of assets placed in the trust by its grantor, Mrs. Harris, from time to time, and to facilitate estate management activities of Mrs. Harris. The principal business address of the Mrs. Harris and the trust is 13875 Waters Road, Chelsea, MI 48118.

David D. Jones, a United States citizen, is a Director of the Company. Mr. Jones is the Chief Executive Officer of Westport Yacht Sales located at 2959 State Road 84, Fort Lauderdale, FL 33312.

Amherst H. Turner, a United States citizen, is a Director of the Company. Mr. Turner is retired. Mr. Turner is also the sole member and manager of the Amherst Fund, L.L.C., a Michigan limited liability company. The principal business of the Amherst Fund, L.L.C. is investing and providing capital to business enterprises. Mr. Turner’s and Amherst Fund, L.L.C.’s business address is 401 East Stadium Boulevard, Ann Arbor, MI 48104.

Wiley R. McCoy, a United States citizen, is the Chief Executive Officer and a Director of the Company. Mr. McCoy’s business address is c/o McLaren Performance Technologies, Inc., 32233 West Eight Mile Road, Livonia, MI 48152. His wife is Nancy McCoy.

Nancy McCoy, a United States citizen, is retired. Mrs. McCoy’s address is 7735 Watford Drive, West Bloomfield, MI 48322. Her husband is Wiley R. McCoy.

Robert J. Sinclair, a United States citizen, is a Director of the Company. Mr. Sinclair is retired and his address is Casa Sueño, 1025 North Ontare Road, Santa Barbara, CA 93105. Mr. and Mrs. Sinclair, husband and wife, hold 4,000 shares jointly.

Anne T. Sinclair, a United States citizen, is retired. Mrs. Sinclair’s address is Casa Sueño, 1025 North Ontare Road, Santa Barbara, CA 93105. Mr. and Mrs. Sinclair, husband and wife, hold certain shares jointly.

Chris J. Panzl, a United States citizen, is the Chief Financial Officer of the Company. Mr. Panzl’s business address is c/o McLaren Performance Technologies, Inc., 32233 West Eight Mile Road, Livonia, MI 48152.

Geoffrey C. Owen, a Canadian citizen, is the Chief Operating Officer of the Company. Mr. Owen’s business address is c/o McLaren Performance Technologies, Inc., 32233 West Eight Mile Road, Livonia, MI 48152.

EMM McLaren Investment Company, LLC is a limited liability company organized under the laws of the State of Michigan. Its principal business address is 888 West Big Beaver Road, Ste. 780, Troy, MI, 48084. EMM McLaren Investment Company, LLC is manager-managed by EMM McLaren Investment Management, LLC. The company was formed for the purpose of investing in Issuer’s stock.

Gary Custer, a Canadian citizen, is retired. His address is 7212 County Road 50, Harrow, Ontario, Canada N0R 1GO.

Gary St. Denis, a Canadian citizen, is retired. His address is 41 Martin Lane, La Salle, Ontario, Canada N9J 3E2.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person assumes the responsibility for the accuracy or completeness of the information given by another Reporting Person. By their signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

This Statement is not filed as a result of any sale or purchase of the Common Stock of the Company. It is, however, filed to provide notice of the Reporting Persons’ understanding to collectively pursue actions with respect to the Common Stock of the Company described below in Item 4.

Except as set forth herein, the shares of Common Stock of the Company currently owned by individual Reporting Persons were purchased with personal funds and the shares of Common Stock of the Company currently held by non-individual Reporting Persons were purchased with working capital. The shares of Common Stock currently owned by Gary Custer and Gary St. Denis were issued in connection with the Company’s acquisition of the stock of 503129 Ontario Inc. in April 2001.

Item 4. Purpose of Transaction

The shares of Common Stock covered by this filing are being held for investment purposes. On July 30, 2003, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Linamar Corporation, a Canadian corporation (“Linamar”), and MCLN Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Linamar (“Merger Sub”), whereby Merger Sub will merge with and into the Issuer, with the Issuer to survive the merger and become a wholly-owned subsidiary of Linamar (the “Merger”). Pursuant to the Merger Agreement, each of the shares of the Common Stock covered by this Statement will be converted into the right to receive $.8875 at such time as the Merger becomes effective.

In connection with the Merger, and at the request of Linamar, the Reporting Persons entered into a Voting Agreement dated July 30, 2003 (the “Voting Agreement”). Pursuant to the Voting Agreement, the Reporting Persons agreed, during the term of the Voting Agreement, to vote their shares of the Issuer’s common stock in favor of the Merger and against any alternative acquisition proposal and certain other actions. The Reporting Persons also granted Linamar an irrevocable proxy to vote their shares in favor of the Merger and against any alternative acquisition proposal and certain other actions. Further, the Reporting Persons agreed not to dispose of, in any manner, any shares over which they have dispositive power or take any other action that would impair their ability to vote the shares in the manner provided by the Voting Agreement.

The Voting Agreement and Merger Agreement are filed as Exhibits B and C hereto and are incorporated herein by reference. The foregoing descriptions of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of such exhibits.

There can be no assurances that the stockholders will approve the Merger Agreement and the merger contemplated therein.

Subject to the effectiveness of the Merger as contemplated, each of the Reporting Persons will dispose of all of the shares of Common Stock of which they are beneficial owners, in accordance with the terms of the Merger Agreement.

Except as described above, none of the Reporting Persons have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (iv) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) – (b) To the best knowledge of each Reporting Person, the number of shares of Common Stock beneficially owned by each such Reporting Person, the number of shares of Common Stock beneficially owned by each such Reporting Person is set forth correctly in items 7 through 11 on the cover page of this Statement for each such Reporting Person. By virtue of their relationship as described in this Statement, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rules 13d-3 and 13d-5 promulgated under the Exchange Act, and together each Reporting Person may be deemed to have beneficial ownership of the shares of Common Stock of all Reporting Persons. As such, the Reporting Persons as a group would beneficially own 2,897,383 shares of Common Stock, representing 24.2% of the total outstanding Common Stock of the Company. Such beneficial ownership of Common Stock of the Company is in addition to beneficial ownership otherwise described herein with respect to various Reporting Persons. Except as specifically set forth herein, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons. None of the Reporting Persons affirms the existence of a group, either as between each other or individually or collectively with Linamar Corporation or MCLN Acquisition Corp.

(c) None of the Reporting Persons have effected any transactions in the Common Stock during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each Reporting Person intends to vote their shares of Common Stock in favor of the proposed Merger, and in connection with the proposed transaction, granted a proxy to Linamar to vote their shares of Common Stock. Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to, transfer of or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits

Exhibit A.: Joint Filing Agreement, dated August 11, 2003, by and among the Reporting Persons.

Exhibit B: Voting Agreement, dated July 30, 2003, by and among Linamar Corporation, MCLN Acquisition Corp. and each of the Reporting Persons.

Exhibit C: Merger Agreement, dated July 30, 2003, by and among Linamar Corporation, MCLN Acquisition Corp., and McLaren Performance Technologies, Inc.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 11, 2003	/S/ NICHOLAS P. BARTOLINI
Nicholas P. Bartolini

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 11, 2003	/S/ DONNA COHEN
Donna Cohen

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 11, 2003	/S/ LAWRENCE COHEN
Lawrence Cohen

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 11, 2003	/S/ STEPHEN D. DAVIS
Stephen D. Davis

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 11, 2003	/S/ SUSAN K. HARRIS
Susan K. Harris, Trustee of the Susan K. Harris Living Trust Dated March 6, 1998

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 11, 2003	/S/ HAYDEN H. HARRIS
Hayden H. Harris, Trustee of the Hayden H. Harris Living Trust dated March 6, 1998

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 11, 2003	/S/ DAVID D. JONES
David D. Jones

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 11, 2003	/S/ NANCY MCCOY
Nancy McCoy

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 11, 2003	/S/ WILEY R. MCCOY
Wiley R. McCoy

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 11, 2003	/S/ GEOFFREY C. OWEN
Geoffrey C. Owen

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 11, 2003	/S/ CHRIS J. PANZL
Chris J. Panzl

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 11, 2003	/S/ ANNE T. SINCLAIR
Anne T. Sinclair

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 11, 2003	/S/ ROBERT J. SINCLAIR
Robert J. Sinclair

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 11, 2003	/S/ AMHERST H. TURNER
Amherst H. Turner

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Amherst Fund LLC

Dated: August 11, 2003	By: /S/ AMHERST H. TURNER
Amherst H. Turner, Manager

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

EMM McLaren Investment Company, L.L.C.

Dated: August 11, 2003	By: /S/ MICHAEL L. GARAVAGLIA
EMM McLaren Management, L.L.C., Michael L. Garavaglia, Member Title: Manager

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 11, 2003	/S/ GARY CUSTER
Gary Custer

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 11, 2003	/S/ GARY ST. DENIS
Gary St. Denis